Ex. 99-B.8.81

AMERICAN FUNDS DISTRIBUTORS, INC.

SUPPLEMENTAL SELLING GROUP AGREEMENT

WITH

AETNA INVESTMENT SERVICES, INC.

Gentlemen:

You have entered into a Selling Group Agreement with us with respect to each of the Funds in The American Funds Group (hereinafter called the Companies). We are authorized to pay you certain service fees each quarter in connection with your servicing clients purchasing shares of the Companies, subject to the terms set forth below which will be revised by us from time-to-time. Initial qualification does not assure continued participation, and this Agreement may be amended or terminated by us at any time as indicated below. The offering Prospectuses and this Agreement set forth the terms applicable to service fees and all other representations and documents are subordinate.

1.   You have met the minimum aggregate assets requirement set forth on the attached Schedule 1.

2.   You agree to assume an active role in providing shareholder services such as processing purchase and redemption transactions, establishing shareholder accounts, participating in retirement plan enrollment/education meetings, providing periodic performance reviews with shareholders, and providing certain other information and assistance with respect to the Companies. Redemption levels of shareholder accounts assigned to you will be considered in evaluating your continued participation in this service fee program.

3.   You agree to assign an individual to each shareholder account on your books and to reassign the account should that individual leave your firm. You agree to instruct each such individual to regularly contact shareholders having accounts so assigned.

4.   You agree to pass through either directly, or indirectly through bundled product compensation, to the individual(s) assigned to such accounts a share of the service fees paid to you pursuant to this Agreement. You recognize that the service fee is intended to compensate the individual for providing, and encourage the individual to continue to provide, service to the account holder.

5.   You acknowledge that all service fee payments are subject to the limitations contained in each Company's Plan of Distribution and may be varied or discontinued at any time.

                6.   On shares of Companies listed in Category A on the attached Schedule 2 you will be paid a service fee each quarter based on the aggregate net asset value of each account assigned to you (including accounts entitled to the right of accumulation) as of the last day of the quarter for which payment is being made at the following annual rates:

Annual Service Fee Rate
All Shares Acquired
Through June 30, 1988. . . . . .	____%
All Shares Acquired After
June 30, 1988. . . . . . . . . . . . . .	____% (accrual of fee commencing
after such shares are held 12 months)

7.   On shares of Companies listed in Category B on the attached Schedule 2 you will be paid a service fee each quarter based on the aggregate net asset value of each account assigned to you (including accounts entitled to the right of accumulation) as of the last day of the quarter for which payment is being made at the following annual rates:

Annual Service Fee Rate
All Shares. . . . . . . . . . . . . . . . .	____% (accrual of fee commencing
after such shares are held 12 months)

8.   On shares of Companies listed in Category C on the attached Schedule 2 you will be paid a service fee each quarter based on the aggregate net asset value of each account assigned to you (including accounts entitled to the right of accumulation) as of the last day of the quarter for which payment is being made at the following annual rates:

Annual Service Fee Rate
All Shares. . . . . . . . . . . . . . . . .	____% (accrual of fee commencing
after such shares are held 12 months)

9. Either of us may cancel this Agreement at any time by 60 days’ written notice to the other. Notwithstanding the foregoing, if the Companies notify us of their intention to terminate the Principal Underwriting Agreements between us and the Companies, we may terminate this Agreement upon 45 days’ written notice to you. If the Companies notify us of their intention to terminate their rule 12b-1 plans, we may terminate this Agreement immediately upon notice to you. If this Agreement is terminated by us, plans that are then invested in the Companies may continue to purchase shares, provided that (a) the Principal Underwriting Agreements between us and the Companies have not been terminated, and (b) you shall not receive any compensation under this Agreement in connection with Plan purchases of shares.

10. All communications to us should be sent to the above address. Any notice to you shall be duly given if mailed or telegraphed to you at the address specified by you below.

               Execute this Agreement in duplicate and return one of the duplicate originals to us for our file. This Agreement (i) may be amended by notification from us and orders received following such notification shall be deemed to be an acceptance of any such amendment and (ii) shall be construed with the laws of the State of California

Accepted:	Very truly yours,

AETNA INVESTMENT SERVICES, INC.	AMERICAN FUNDS DISTRIBUTORS, INC.

By:/s/ Laurie M. LeBlanc	By:/s/ K. G. Clifford
Laurie M. LeBlanc
Pursuant to delegation of authority dated 8/12/98

Address:151 Farmington Avenue

Hartford, CT 06156

Date:June 30, 2000

SCHEDULE 1

September 1, 1988

Your eligibility is conditioned on verification by us of accounts of shares of the Companies assigned to you having an aggregate net asset value amounting to at least $750,000.

SCHEDULE 2

May 3, 1999

(supersedes Schedule 2 dated

September 26, 1994)

Category A	Category B

AMCAP Fund	American High-Income Trust
American Balanced Fund	Capital Income Builder
American Mutual Fund	Capital World Bond Fund
Bond Fund of America	Capital World Growth and Income Fund
EuroPacific Growth Fund	Intermediate Bond Fund of America
Fundamental Investors	New World Fund
Growth Fund of America	SMALLCAP World Fund
Income Fund of America	U.S. Government Securities Fund

Investment Company of America

New Economy Fund

New Perspective Fund

Washington Mutual Investors Fund
Category C

Cash Management Trust of America
U.S. Treasury Money Fund of America

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